NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
2-5-08

DIVISION OF
CORPORATION FINANCE



08042846

Received SEC

MAR 2 5 2008

Washington, DC 20549

March 25, 2008

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/25/2008

Re: General Motors Corporation
Incoming letter dated February 5, 2008

Dear Ms. Larin:

This is in response to your letters dated February 5, 2008 and March 16, 2008 concerning the shareholder proposal submitted to General Motors by Lucy M. Kessler. We also have received letters on the proponent's behalf dated February 6, 2008 and March 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 24, 2007 from Lucy M. Kessler (Exhibit A) from the General Motors Corporation ("General Motors" or "GM") proxy materials for the 2008 Annual Meeting of Stockholders. The proposal states:

> RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

General Motors intends to omit the proposal under Rule 14a-8(i)(10) on the grounds that it has already been substantially implemented and under Rule 14a-8(i)(3) on the grounds that it is vague and indefinite, as well as misleading. As a matter of law, there are no supermajority provisions in General Motors' Certificate of Incorporation or Bylaws, so that the only supermajority requirements applicable to any stockholder vote would be those imposed by the General Corporation Law of Delaware, under which GM is incorporated, or other applicable laws. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney representing General Motors.

The supporting statement quotes Article Seventh, section (h) of GM's current Certificate of Incorporation describing it as a super majority provision. The provision essentially states that the Board of Directors may sell any part or all of the assets of the Corporation for stock of another company, cash, credit, or any other consideration with the approval of two-thirds of its voting stock. This provision does not require supermajority voting, but permits the Board to take certain actions even without unanimous stockholder approval.

The supporting statement refers to the Staff's refusal to take a no-action position with regard to a similar proposal in 2005, General Motors Corporation (March 30, 2005). Shortly after that response, the Delaware Court of Chancery in In Re General Motors (Hughes) Shareholder Litigation held, in considering whether a two-third majority was required for GM to transfer a substantial part of the business of its subsidiary Hughes Electronics Corporation:

> Article Seventh is a permissive (as opposed to a mandatory) charter provision, which expressly authorizes GM's board of directors to take a variety of actions with the assent of two-thirds of all classes of GM stockholders. From the plain language/ of the provision, it is clear that the permissive powers conferred by Article Seventh are "in furtherance, and not in limitation of the powers conferred by law." Both parties have urged the Court to look behind the contractual language for the meaning of this Article. This task is unnecessary as I conclude that Article Seventh, by its own unambiguous terms, is not in conflict with Delaware law. Delaware law clearly provides that a corporation may dispose of property, amounting to less than all or substantially all its assets, without a shareholder vote. Because Article Seventh is to be read in furtherance and not in limitation of Delaware law, the article did not mandate a shareholder vote, much less a super-majority voting requirement.

2005 Del.Ch. Lexis 65, 77-78 (Del.Ch., May 4, 2005); affirmed 2006 Del. Lexis 138 (Del., March 20, 2006). This holding was consistent with the Delaware rule that a supermajority provision, to be effective, must be "clear and unambiguous." Seibert v. Gulton Industries, Inc., C.A. No. 5631 (Del.Ch. June 21, 1979), aff'd mem., 414 A2d 822 (Del. 1980); Balotti and Finkelstein, Del. Law of Corps. and Bus. Orgs. 3d Ed. §7.24 (1998).

This specific provision has been included in General Motors' Certificate of Incorporation with substantially the same terms (except for a subsequent expansion of the types of acceptable consideration) since its original incorporation in Delaware in 1916. The provision was apparently originally included in the Certificate of Incorporation to clarify that *unanimous* stockholder approval was *not* required to dispose of the Corporation's assets, and that assets could be sold for consideration other than cash. In the same year that GM incorporated in Delaware, the state adopted a law changing the prior common law rule that neither the directors or the stockholders of a prosperous going concern could sell all or substantially all the corporation's property if any stockholder objected. Butler v. New Keystone Copper Co., 93 A. 380, 382-83 (Del.Ch. 1915).

General Motors has consistently interpreted this provision in the context of the law as it existed when the certificate of incorporation was filed in 1916, as *permitting* directors to sell some or all of the Corporation's assets with the approval of two-thirds of the outstanding stock but not as *requiring* any level of stockholder approval beyond what is otherwise required under Delaware or other applicable law. This provision does not indicate that the Board of Directors *must* have the approval of two-thirds of the outstanding stock to take such action, or that it may not take such actions unless two-thirds of the outstanding stock has approved, however. Under Delaware law, directors have all the powers provided to them by law unless limited in the corporation's certificate of incorporation or bylaws. Because this provision is merely permissive, the Board of Directors has frequently sold some part of the assets of the Corporation without stockholder approval, or with the approval of the majority of the outstanding stock. (In contrast, if the provision were mandatory, stockholder approval would required for the sale of *any* asset of the

Corporation—for example, inventory. Since such a result would be unreasonable, GM's consistent interpretation of the provision as permissive is the only reasonable alternative.)

Interestingly, the supporting statement refers, apparently with approval, to The Corporate Library's discussion of this provision, which supports our position that it is permissive, not mandatory, stating:

> Additionally The Corporate Library said GM's charter contains an awkwardly-worded provision, dating from 1917, *which allows (but does not require)* holders of two-thirds of shares to authorize the board to engage in certain fundamental transactions, including a sale of all or substantially all of the company's assets. [emphasis added]

Since section (h) of Article Seventh merely states current Delaware law and there are no provisions in General Motors' Certificate of Incorporation or Bylaws that *require* more than a simple majority vote, we are in the same position as a company that does not have any reference in its charter documents to a supermajority requirement. In The Home Depot, Inc. (January 8, 2008), the Staff recently found that the same proposal could be omitted under Rule 14a-8(i)(10) as substantially implemented where it was presented to a company that had previously amended its certificate of incorporation to delete a provision that required supermajority approval of certain business combinations. See also Whole Foods Market, Inc. (December 19, 2007) (proposal substantially implemented where company deleted mandatory supermajority provision from articles of incorporation); The Dow Chemical Company (February 26, 2007) (proposal substantially implemented where board proposal to amend certificate to eliminate supermajority provision would be submitted at annual meeting); Baker Hughes Incorporated (February 20, 2007). Since there are no effective supermajority requirements applicable to votes by General Motors' stockholders, the proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

If in spite of the fact that GM does not have any supermajority requirements, the proposal contemplates further action, it may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite. The Staff has held that a vague and indefinite proposal may be excluded as contrary to Rule 14a-9 if it would be difficult for stockholders or the company to determine with any reasonable certainty what measures the company would take if the proposal was approved. See Puget Energy, Inc. (March 7, 2002); CCBT Bancorp, Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999); Gannett Co., Inc. (February 24, 1998). The proposal would require the Board of Directors to "take each practicable step for a simple majority vote . . . to the greatest extent possible." Where a corporation does not have any supermajority requirements in its certificates of incorporation or bylaws, it is not clear what steps, if any, could appropriately be taken without improperly limiting the Board's ability to act in future situations in light of its fiduciary duties. The proposal and supporting statement do not offer any guidance either to stockholders in determining how to vote or to General Motors in considering how to carrying it out. Moreover, the supporting statement is materially false and misleading since it states that GM's Certificate of Incorporation includes a supermajority provision.

Finally, if the Staff does not agree that the proposal as a whole may be excluded, the second paragraph of the supporting statement should be excluded as misleading. This portion of the supporting statement argues that under the current Certificate of Incorporation a mere one percent of the voting stock "could force its will" on the other stockholders. This situation, however, is inherent in requiring any percentage threshold for approval—the point is not that one percent (or for that matter, one share) has veto power, but that at some point the vote of an additional share is decisive. For example, even in simple majority voting, as favored by the proposal, the voter of a single share could force its will on all other stockholders if it is the final vote cast in an evenly divided contest. In comparable situations, the Staff has taken a no-action position under Rule 14a-8 (i)(3) on the grounds that similar statements were misleading. See Northrup Grumman Corporation (March 17, 2003); US Bancorp (January 27, 2003); Honeywell International, Inc. (October 16, 2001).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden for Lucy M. Kessler

Exhibit A

To: A. Laron
c: S. Colby

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

RECEIVED

DEC 2 · 2007

OFFICE OF SECRETARY
DETROIT

Rule 14a-8 Proposal

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Lucy M. Kessler

12/13/07
Date

cc: Nancy E. Polis
Corporate Secretary
PH: 313-665-4927
FX: 313-665-4979

[GM: Rule 14a-8 Proposal, December 24, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won a remarkable 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting.

Our current Certificate of Incorporation allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote on a key issue, if our vote is 66%-yes and only 1%-no — only 1% could force their will on our 66%-majority.

Our board appears to have a rigid take-no-prisoners approach to this topic. Even though our Board resorted to claiming that the 2007 edition of this proposal topic was misleading, the shareholder support for this topic increased 80% from 2005 to 2007. Previously our board had even tried to prevent us from casting a ballot on this proposal topic. Please see the no action response, General Motors Corporation (March 30, 2005), which has our board's entire failed argument. It is available through the SEC*net* website.

Additionally The Corporate Library said GM's charter contains an awkwardly-worded provision, dating from 1917, which allows (but does not require) holders of two-thirds of shares to authorize the board to engage in certain fundamental transactions, including a sale of all or substantially all of the company's assets.

We currently have this super majority provision in our Certificate of Incorporation:
"(h) With the written assent of the holders of two-thirds [67%] of its issued and outstanding stock of all classes without a meeting, or pursuant to the affirmative vote in person or by proxy of the holders of two-thirds of its issued and outstanding stock of all classes, at any meeting, either annual or special, called as provided in the Bylaws, the Board of Directors may sell, convey, assign, transfer or otherwise dispose of, any part or all of the property, assets, rights and privileges of the Corporation as an entirety, for the stock, bonds, obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors, in their absolute and uncontrolled discretion, may determine."

The above quoted provision seems to contradict the text in our company's 2005 proxy which stated: "Since GM has not adopted any 'supermajority' requirements ..." and "General Motors has not adopted any requirements for stockholder approval by more than a majority ..."

Please ask our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Lucy Kessler

Ladies and Gentlemen:

The company February 5, 2008 no action request erroneously claims that since the company Charter, Article Seventh only permits a "two-thirds" vote requirement there could be no further reason, in the words of the resolution, "to fully adopt simple majority vote requirements in our Charter and By-laws."

In other words, the erroneous company claim is that its Charter, which allows a "two-thirds" vote requirement, has absolutely no supermajority requirement whatsoever. Another way to express this erroneous company argument is that the company claims a part-time requirement is not a requirement. Or that a trigger-ready requirement is not a requirement.

Other ways to express the erroneous company argument are:
Since the Charter only allows one specific supermajority requirement, the Charter has no supermajority requirement.
Or a Charter requirement is not a requirement when it can be triggered by Board action or be declined.

The company-purported precedents of Home Depot, Inc. (January 8, 2008) through Baker Hughes Incorporated (February 20, 2007) did not involve part-time or trigger-ready requirements.

The following is the relevant section of Article Seventh, the majority of which is repeated in the resolution (bold added):

> SEVENTH: ...
> In furtherance, and not in limitation of the powers conferred by law, the Board of Directors are expressly authorized:
> ...
> (h) With the written assent of the holders of **two-thirds** of its issued and outstanding stock of all classes without a meeting, or pursuant to the affirmative vote in person or by proxy of the holders of **two-thirds** of its issued and outstanding stock of all classes, at any meeting, either annual or special, called as provided in the Bylaws, the Board of Directors may sell, convey, assign, transfer or otherwise dispose of, any part or all of the property, assets, rights and

privileges of the Corporation as an entirety, for the stock, bonds, obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors, in their absolute and uncontrolled discretion, may determine.

The company does not have any objection to the accuracy of the introduction sentence of the above Article Seventh in the resolution: "We currently have this super majority provision in our Certificate of Incorporation."

Additionally the company has no objection to the accuracy of this text quoted from the resolution:

> Even though our Board resorted to claiming that the 2007 edition of this proposal topic was misleading, the shareholder support for this topic increased 80% from 2005 to 2007. Previously our board had even tried to prevent us from casting a ballot on this proposal topic. Please see the no action response, General Motors Corporation (March 30, 2005), which has our board's entire failed argument.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Lucy Kessler

Anne Larin <anne.t.larin@gm.com>



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 16, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a response to the letter dated February 6, 2008 from John Chevedden (Exhibit A) that was sent in response to my letter dated February 5, 2008 stating that General Motors Corporation ("General Motors" or "GM") intends to omit Lucy Kessler's proposal from its proxy materials for the 2008 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(3) and (10). Ms. Kessler identified Mr. Chevedden as her representative with respect to this proposal.

As explained in GM's letter, our Certificate of Incorporation includes a provision that permits the Corporation to sell any or all of its assets for any consideration with the approval of two-thirds of the outstanding stock. GM has consistently treated this provision as permissive, not mandatory, and the Delaware Chancery Court agreed with that interpretation in 2005. Mr. Chevedden's letter refers to this as a "part-time requirement," a "trigger-ready requirement," and "only one specific supermajority requirement." The provision, however, is permissive and not a requirement—it merely makes it clear that there is no requirement of unanimous stockholder approval of the sale of assets. GM's Certificate of Incorporation imposes only one condition on the sale of assets; approval by more than two-thirds of the stockholders cannot be required. As a result, the proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

Accordingly, we believe that every reference in the proposal and supporting statement to this provision as a supermajority requirement is false and misleading, making the proposal excludable under Rule 14a-8(i)(3) as well. While our earlier letter did not single out the first sentence of seventh paragraph—"We currently have this super majority provision in our Certificate of Incorporation"—it is clearly an inaccurate characterization of the provision. We do not disagree with the statement that GM unsuccessfully requested a no-action letter to omit this proposal in 2005, but we believe that the decisions of the Delaware courts since then significantly strengthen our argument that no provision of our Certificate of Incorporation or Bylaws imposes any supermajority voting requirements.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden (for Lucy Kessler)

Exhibit A

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 6, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Lucy Kessler

Ladies and Gentlemen:

The company February 5, 2008 no action request erroneously claims that since the company Charter, Article Seventh only permits a "two-thirds" vote requirement there could be no further reason, in the words of the resolution, "to fully adopt simple majority vote requirements in our Charter and By-laws."

In other words, the erroneous company claim is that its Charter, which allows a "two-thirds" vote requirement, has absolutely no supermajority requirement whatsoever. Another way to express this erroneous company argument is that the company claims a part-time requirement is not a requirement. Or that a trigger-ready requirement is not a requirement.

Other ways to express the erroneous company argument are:
Since the Charter only allows one specific supermajority requirement, the Charter has no supermajority requirement.
Or a Charter requirement is not a requirement when it can be triggered by Board action or be declined.

The company-purported precedents of Home Depot, Inc. (January 8, 2008) through Baker Hughes Incorporated (February 20, 2007) did not involve part-time or trigger-ready requirements.

The following is the relevant section of Article Seventh, the majority of which is repeated in the resolution (bold added):

> SEVENTH: ...
> In furtherance, and not in limitation of the powers conferred by law, the Board of Directors are expressly authorized:
> ...
> (h) With the written assent of the holders of **two-thirds** of its issued and outstanding stock of all classes without a meeting, or pursuant to the affirmative vote in person or by proxy of the holders of **two-thirds** of its issued and outstanding stock of all classes, at any meeting, either annual or special, called as provided in the Bylaws, the Board of Directors may sell, convey, assign, transfer or otherwise dispose of, any part or all of the property, assets, rights and

privileges of the Corporation as an entirety, for the stock, bonds, obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors, in their absolute and uncontrolled discretion, may determine.

The company does not have any objection to the accuracy of the introduction sentence of the above Article Seventh in the resolution: "We currently have this super majority provision in our Certificate of Incorporation."

Additionally the company has no objection to the accuracy of this text quoted from the resolution:

> Even though our Board resorted to claiming that the 2007 edition of this proposal topic was misleading, the shareholder support for this topic increased 80% from 2005 to 2007. Previously our board had even tried to prevent us from casting a ballot on this proposal topic. Please see the no action response, General Motors Corporation (March 30, 2005), which has our board's entire failed argument.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Lucy Kessler

Anne Larin <anne.t.larin@gm.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Lucy Kessler

Ladies and Gentlemen:

The March 16, 2008 company letter disingenuously argues that since the board has the power to choose to mandate a supermajority vote threshold, the company does not have a supermajority vote requirement.

The company March 16, 2008 letter also fails to address the mismatch in its February 5, 2008 purported precedents highlighted by the February 6, 2008 shareholder party letter.

For these reasons and the February 6, 2008 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Lucy Kessler

Anne Larin <anne.t.larin@gm.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2008

The proposal urges General Motors to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in General Motors' Charter and By-laws.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that, as a matter of law, there are no supermajority voting requirements in General Motor's Certificate of Incorporation or Bylaws. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,



Craig Slivka
Attorney-Adviser

END